ROLLING THUNDER EXPLORATION LTD.

PROXY SOLICITED BY MANAGEMENT FOR THE

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 7, 2007

The undersigned, being a holder (a "Shareholder") of class A shares (the "Class A Shares") or class B shares (the "Class B Shares", and together with the Class A Shares, the "Shares") of Rolling Thunder Exploration Ltd. (the "Corporation"), hereby appoints Peter Bolton of Calgary, Alberta, or failing him, Keith Macdonald of Calgary, Alberta, or instead of either of the foregoing ____________________ of ________________________, as proxy, with the power of substitution, to vote for and on behalf of the undersigned at the annual and special meeting of shareholders (the "Meeting") of the Corporation to be held at 2:30 p.m. (Calgary time) on Thursday, June 7, 2007 at the Metropolitan Centre, Royal Room, 333-4th Avenue S.W., Calgary, Alberta and at any adjournments thereof and at every poll which may take place thereat in the same manner as the undersigned could do if personally present thereat, and without restricting the general authorization and power hereby given, said proxy being specifically instructed to vote at the Meeting as follows:

1. **FOR** [____] or **WITHHOLD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the election as directors of the nominees set forth in the accompanying Management Information Circular (the "Circular");
2. **FOR** [____] or **WITHHOLD FROM VOTING FOR** [____] (or if no choice is specified, **FOR**) the appointment of Hudson & Company LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be determined by the board of directors of the Corporation;
3. **FOR** [____] or **AGAINST** [____] (or if no choice is specified, **FOR**) the ordinary resolution to approve the stock option plan of the Corporation; and
4. on any other matters that may properly come before the Meeting in such manner as the said proxy may see fit.

IN THE ABSENCE OF ANY SPECIFICATIONS ABOVE, THE SAID APPOINTEES SHALL BE DEEMED TO HAVE BEEN GRANTED AUTHORITY TO VOTE THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY AS INDICATED IN THE CIRCULAR.

Management of the Corporation knows of no other matters to come before the Meeting other than the matters referred to in the Circular. However, the person exercising this instrument of proxy has discretionary authority and may vote the Shares represented hereby as he considers best with respect to amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournments thereof.

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this _____ day of _________, 2007.

Number of Shares Held

Class A Shares: ___________

Class B Shares: ___________

____

Signature of Shareholder*

____

Name (Please Print)

This instrument of proxy, properly executed, is to be mailed in the enclosed envelope and must be received by Olympia Trust Company, 2300, 125 - 9th Avenue S.E., Calgary, Alberta, Canada, T2G 0P6, **not less than 48 hours (excluding Saturdays, Sundays and holidays)** prior to the Meeting in order to be valid.

*This instrument of proxy must be executed by the shareholder or the shareholder's attorney duly authorized in writing. If the shareholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized in writing. Persons signing as executors, administrators, trustees, etc., should so indicate. Joint owners should each sign.